UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

VERIZON COMMUNICATIONS INC.

(Exact name of registrant as specified in its charter)

Delaware	23-2259884
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

140 West Street, New York, New York	10007
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock - $.10 par value	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

Securities to be registered pursuant to Section 12(g) of the Act:

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

This registration statement is filed with the Securities and Exchange Commission in connection with the dual listing of common stock of Verizon Communications Inc. (Verizon or the company) on The NASDAQ Stock Market LLC.

Item 1.	Description of Registrant’s Securities to be Registered.

The following description of our common stock does not purport to be complete and is qualified by Verizon’s Restated Certificate of Incorporation (certificate of incorporation) which is filed as Exhibit 3a to Form 10-K for the year ended December 31, 2005 and Bylaws, as amended, effective as of December 3, 2009 (bylaws) filed as Exhibit 3b to Form 8-K dated December 3, 2009. Additionally, the General Corporation Law of Delaware, as amended, may also affect the terms of our common stock.

General

Our certificate of incorporation provides authority to issue up to 4,250,000,000 shares of common stock, $.10 par value per share. As of January 29, 2010, 2,835,726,911 shares of common stock were outstanding, after deducting 131,883,208 shares held in treasury. Subject to any preferential rights of a class or series of preferred stock, holders of shares of common stock are entitled to receive dividends on that stock out of assets legally available for distribution when, as and if authorized and declared by the board of directors and to share ratably in the assets of the company legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up.

Holders of our common stock are entitled to one vote for each share that they hold and are vested with all of the voting power of our capital stock, except as our board of directors may provide with respect to any class or series of preferred stock that our board of directors may hereafter authorize. Our certificate of incorporation does not provide for cumulative voting. Shares of our common stock have no preemptive, subscription, conversion or redemption rights.

Business Combination Statute

Under Delaware law, a corporation is prohibited from engaging in any business combination with any interested stockholder, defined as the beneficial owner of 15% or more of the voting power of the corporation, for a period of three years following the date that such stockholder became an interested stockholder, unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation; or

•

on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Under Delaware law, a corporation has the option to opt-out of the above business combination statute. Neither our certificate of incorporation nor our bylaws excludes us from the restrictions imposed by this provision.

Certificate of Incorporation and Bylaws

Corporation’s Best Interests. Our certificate of incorporation provides that our board of directors, when evaluating any offer of another party to (a) make a tender or exchange offer for any equity security of the company, (b) merge or consolidate the company with another corporation, or (c) purchase or otherwise acquire all or substantially all of the properties and assets of the company, may, in connection with the exercise of its judgment in determining what is in the best interests of the company and its stockholders, give due consideration to (i) all relevant factors, including without limitation the social, legal, environmental and economic effects on employees, customers, suppliers and other affected persons, firms and corporations and on the communities and geographical areas in which the company and its subsidiaries operate or are located and on any of the businesses and properties of the company or any of its subsidiaries, as well as such other factors as the directors deem relevant, and (ii) the consideration being offered, not only in relation to the then current market price for the company’s outstanding shares of capital stock, but also in relation to the then current value of the company in a freely negotiated transaction and in relation to the board of directors’ estimate of the future value of the company (including the unrealized value of its properties and assets) as an independent going concern.

Advance Notice Requirement. Our bylaws provide that stockholders seeking to bring director nominations or other business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. Our bylaws also specify requirements as to the form and content of a stockholder’s notice.

Item 2.	Exhibits.

Not applicable.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Verizon Communications Inc.
(Registrant)

Date:	March 12, 2010	/s/ William L. Horton, Jr.
William L. Horton, Jr.

Senior Vice President, Deputy General Counsel and Corporate Secretary